SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                          Cambridge Energy Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, $0.0001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  13219L 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            LVJ, Inc., 1760 Cheyenne Trail, Maitland, Florida 32751
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 13, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13219L 10 3                 13D                     Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                              LVJ, Inc., 59-3431359
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                       PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                      USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    3,305,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    3,305,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                   3,305,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 18.21% based upon 18,142,382 shares of common stock outstanding as of the date hereof and 4,000,000 shares subject to currently exerciseable options held by the reporting person.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                  Corporation
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 13219L 10 3                  13D                    Page 3 of 5 Pages



________________________________________________________________________________
Item 1.  Security and Issuer.

This Statement relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of Cambridge Energy Corporation (the "Company"). The address of the Company's principal executive offices is 215 South Riverside Drive, Cocoa,FL 32922.

________________________________________________________________________________
Item 2.  Identity and Background.

(a)-(c)
-------
This Statement is being filed by LVJ, Inc. (the "Reporting Person"). The business address of the Reporting Person is 1760 Cheyenne Trail, Maitland, FL. 32751. The Reporting Person is LVJ, Inc. a consulting company. The principal address of LVJ, Inc. is 1760 Cheyenne Trail, Maitland, FL 32751.

(d)-(e)
-------
During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
---
The Reporting Person is a citizen of the United States of America.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Payne, a former officer and director of Cambridge Energy Corporation, agreed to transfer his 3,000,000 shares for non-monetary consideration to the reporting person. Mr. Payne's previous agreement with Cambridge Energy Corporation for the repurchase of those 3,000,000 shares is now null and void. 305,000 shares of Company Common Stock owned by the Reporting Person were purchased in broker transactions at prices between $.31 and $.90 per share between January,1999 and August,1999, in consideration for cash payments. The funds used for the purchase of the Common Stock were the personal funds of the Reporting Person.

The Reporting Person has currently exercisable options to purchase 1,000,000 shares of the Company's Common Stock at an exercise price of $.50/$1.00/$1.50 and 200,000 shares at an exercise price of $.75/$1.00/$1.50/$2.00/$2.50.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

All of the shares of Common Stock have been acquired for investment. The Reporting Person has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Any decision of the Reporting Person either to purchase additional shares of Company Common Stock or to dispose of any shares will take into account various factors, including general economic conditions and money and stock market conditions.

The Reporting Person currently does not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule D.

CUSIP No. 13219L 10 3                  13D                    Page 4 of 5 Pages



________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

(a)-(b)
-------
The Reporting Person beneficially owns and has sole voting and dispositive power for 3,305,000 shares of the Company's Common Stock, which includes (i) 3,000,000 shares acquired in a non-monetary transaction with Lee M. Payne on August 13,2001.(iii) 305,000 shares previously purchased, none of which were purchased during the last sixty days, and (iii) The Reporting Person has no shared voting and sole dispositive power. The Reporting Person's current beneficial ownership represents approximately 18.21% of the shares of the Company's Common Stock, based upon 18,148,382 shares of Common Stock outstanding as of the date hereof and 4,000,000 shares subject to currently exercisable warrants and options held by the Reporting Person.

(c)
---
Other than the purchase of shares of Common Stock disclosed in (a)-(b) of Item 5, the Reporting Person has not been involved in any share transactions involving the Company during the last sixty days.

(d)
---
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company Common Stock.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Principle of the Reporting Person has been executive vice president of the company since 1998 and director of the Company since 1999.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     None.
________________________________________________________________________________

CUSIP No. 13219L 10 3                  13D                    Page 5 of 5 Pages






                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    August 23, 2001
                                        ----------------------------------------
                                                         (Date)


                                                  /s/ Jonathan Bates
                                        ----------------------------------------
                                                       (Signature)


                                                Jonanthan Bates, President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).